FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          FEBRUARY 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------

             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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                                TABLE OF CONTENTS

Document 1         News Release dated February 28, 2005
Document 2         Material Change Report dated February 28, 2005

                                                                      DOCUMENT 1

             MAGNETOMETER AND INDUCED POLARIZATION SURVEY COMMENCES
                                       AND
                                PRIVATE PLACEMENT


  VANCOUVER, BRITISH COLUMBIA, FEBRUARY 28, 2005 - AMADOR GOLD CORP (TSX-V:AGX)


MAGNETOMETER AND INDUCED POLARIZATION SURVEY
--------------------------------------------

Amador Gold Corp. ("Amador") has commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property in Shoal Lake, Ontario. The grid work, which began on January 24, 2005, was contracted to the Iskatewizaagegan No.39 First Nation. The geophysical work is being carried out by JVX Ltd. of Toronto, Ontario.

The program, at a cost of approximately $150,000, will employ pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work will include detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 G/T OVER 9.10 M TW (CUT), 23.09 G/T OVER 1.79 M TW (CUT) and 13.13 G/T OVER 2.54 M TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

PRIVATE PLACEMENT
-----------------

Amador further announces that it has arranged a private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of
$100,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. Pursuant to applicable policies of the Exchange, Amador will pay a finder's fee of up to 9% to qualified persons who assisted Amador in the private placement. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by Amador for working capital.

The securities offered in this financing have not been registered under the U.S. Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock.


AMADOR GOLD CORP.

By:  /S/ RUPERT L. BULLOCK
     ----------------------
     Rupert L. Bullock,
     President


  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                                 BC FORM 53-901F

                                 SECURITIES ACT

    MATERIAL CHANGE REPORT UNDER SECTION 85(L) OF THE SECURITIES ACT


NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9


2.       DATE OF THE MATERIAL CHANGE

         February 28, 2005


3.       PRESS RELEASE

         Press release faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.


4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced the commencement of a a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property in Shoal Lake, Ontario and a $100,000 private placement.


5.       FULL DESCRIPTION OF MATERIAL CHANGE

             "MAGNETOMETER AND INDUCED POLARIZATION SURVEY COMMENCES
                                       AND
                                PRIVATE PLACEMENT

         VANCOUVER, BRITISH COLUMBIA, FEBRUARY 28, 2005 - AMADOR GOLD CORP (TSX-V:AGX)

         MAGNETOMETER AND INDUCED POLARIZATION SURVEY
         --------------------------------------------

         Amador Gold Corp. ("Amador") has commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property in Shoal Lake, Ontario. The grid work, which began on January 24, 2005, was contracted to the Iskatewizaagegan No.39 First Nation. The geophysical work is being carried out by JVX Ltd. of Toronto, Ontario.

         The  program,  at  a  cost  of  approximately   $150,000,  will  employ
         pole-dipole  "combo-array"  Spectral  IP/Resistivety  and  magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

         The work will include detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 G/T OVER 9.10 M TW (CUT), 23.09 G/T OVER 1.79 M TW (CUT) and 13.13 G/T OVER
         2.54 M TW.

         The  results  of  IP  coverage  in  areas  of  known   high-grade  gold
         mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

         The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

         PRIVATE PLACEMENT
         -----------------

         Amador further announces that it has arranged a private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. Pursuant to applicable policies of the Exchange, Amador will pay a finder's fee of up to 9% to qualified persons who assisted Amador in the private placement. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by Amador for working capital.

         The securities offered in this financing have not been registered under the U.S. Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act.

         AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock         President                     (604) 536-5357
         Beverly J. Bullock        Corporate Secretary           (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 28th day of February, 2005.

                           By: S/S BEVERLY J. BULLOCK

                               Beverly J. Bullock,
                               Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMADOR GOLD CORP.
                                         (Registrant)


Date:    February 28, 2005               BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary